SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )

WESTBRIDGE RESEARCH GROUP

(Name of the Issuer)

WESTBRIDGE RESEARCH GROUP

(Name of Person Filing Statement)

Common Stock

(Title of Class of Securities)

95158306

(CUSIP Number of Class of Securities)

Christine Koenemann

Westbridge Research Group

1260 Avenida Chelsea

Vista, California 92081

(760) 599-8855

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

Copy to:

Richard Forsyth

Westbridge Research Group

1260 Avenida Chelsea

Vista, California 92081

(760) 599-8855

This statement is filed in connection with (check the appropriate box):

(a)	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)	☐ The filing of a registration statement under the Securities Exchange Act of 1934.
(c)	☐ A tender offer.
(d)	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation(*)	Amount of Filing Fee (**)
$346,659	$47.28

*Calculate solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 179,616 shares of common stock for $1.93 per share in cash in lieu of issuing fractional shares after the proposed reverse/forward stock split.

**The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $346,659 by $0.00013640.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid . Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $_____________	Form or Registration No.: __________________
Filing Party: ________________________	Date Filed: ______________________________

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Introduction

This Rule 13E-3 Transaction Statement (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) by Westbridge Research Group, a California corporation (the “Company”), in connection with a proposed transaction to deregister the Company’s shares of common stock (the “Common Stock”), under the federal securities laws. At the annual meeting of the shareholders, the Company’s shareholders of record will vote on approval of an amendment to the Company’s Articles of Incorporation to effect a 1 for 833 reverse stock split, to be immediately followed by a 833 for 1 forward stock split of the outstanding Common Stock approved by the Company’s Board of Directors. No fractional shares will be issues in connection with the reverse stock split and fractional shares will be repurchased at the rate of $1.93 per pre-split share.

This Schedule 13E-3 is being filed with the SEC concurrently with the filing of the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. The information contained in the Proxy Statement, including all exhibits thereto, is incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1. Summary of Terms of the Reverse Stock Split

The information set forth in the Proxy Statement under the caption “Summary of Terms of the Reverse Split” is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address: The name of the Company is Westbridge Research Group. The complete mailing address of the Company’s principal executive officers is 1260 Avenida Chelsea, Vista, California 92081. The Company’s telephone number is 760-599-8855.

(b) Securities: The information set forth in the Proxy Statement under the caption “General Information About the Annual Meeting – Record Date and Voting” is incorporated herein by reference.

(c) Trading Market and Price: The information set forth in the Proxy Statement under the caption “Information About the Company – Common Stock does not Trade” is incorporated herein by reference.

(d) Dividends: The information set forth in the Proxy Statement under the caption “Information About the Company – Dividends” is incorporated herein by reference.

(e) Prior Public Offerings: The information set forth in the Proxy Statement under the caption “Information about the Company – Prior Public Offerings” is incorporated herein by reference.

(f) Prior Stock Purchases: The information set forth in the Proxy Statement under the caption “Information about the Company – Stock Purchases” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) Name and Address: The filing person is the Company. The information set forth in the Proxy Statement under the caption “Security Holdings of Certain Stockholders, Management and Nominees” is incorporated herein by reference.

(b) Business and Background of Entities. Westbridge Research Group is the parent of Westbridge Agricultural Products. The Company, through its subsidiary, is a manufacturer and distributor of environmentally compatible products such as fertilizers and plant growth regulators for the agricultural industry. Those products are divided between conventional and organic. Westbridge Research Group is a holding company and has no other activities.

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None of the entities set forth herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the entities set forth herein has, during the last five years, been party to a civil proceeding or a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Business and Background of Natural Persons: The information set forth in the Proxy Statement under the caption “Proposal 2 – Election of Directors” is incorporated by reference.

The principal occupation of William Fruehling, a director of the Company, is a business consultant specializing in corporate communications and marketing in the agricultural industry.

The principal occupation of Mark Cole, a director of the Company, is business and finance consultant specializing in audit compliance.

The principal occupation of Christine Koenemann, a director and President of the Company, is serving in the capacity as President of the Company. The address of the Company is 1260 Avenida Chelsea, Vista, California 92081.

The principal occupation of Richard Forsyth is serving as Chief Financial Officer, Secretary and General Counsel of the Company. The address of the Company is 1260 Avenida Chelsea, Vista, California 92081.

None of the natural persons set forth herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Terms of the Transaction

(a) Material Terms: The information set forth in the Proxy Statement under the captions “Summary of Terms of the Reverse Stock Split,” “Special Factors,” and “Proposal 1 – Amendment to the Company’s Articles of Incorporation to Effect a 1 for 833 Reverse Stock Split” is incorporated herein by reference.

(c) Different Terms: The terms of the Reverse Stock Split will apply equally to all shareholders, although shareholders whose holding consist of fewer than 833 shares immediately prior to the Reverse Stock Split, will has a result of the Reverse Stock Split cease to be shareholders of the Company.

(d) Appraisal Rights: The information set forth in the Proxy Statement under the caption “Proposal 1 – Amendment to the Company’s Articles of Incorporation to Effect a 1 for 833 Reverse Stock Split – Appraisal and Dissenters’ Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders: The Company has not made arrangements to provide unaffiliated shareholders with access to corporate files in connection with the Reverse Stock Split but will consider written requests from shareholders for particular information.

(f) Eligibility for Listing or Trading: Not applicable.

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Item 5. Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions: The information set forth in the Proxy Statement under the captions “Proposal 2 – Election of Directors – Certain Relationships and Related Transactions” and “Executive and Director Compensation – Summary Compensation Table” and “Executive and Director Compensation – Bonuses” is incorporated herein by reference.

(b) Significant Corporate Events: The information set forth in the Proxy Statement under the captions “Proposal 2- Election of Directors – Certain Relationships and Related Transactions” is incorporated herein by reference.

(c) Negotiations or Contracts: the information set forth in the proxy Statement under the captions “Proposal 2- Election of Directors – Certain Relationships and Related Transactions” and “Executive and Director Compensation – Summary Compensation Table” and “Executive and Director Compensation – Bonuses” is incorporated herein by reference.

(d) Agreements Involving the Company’s Securities: The information set forth in the Proxy Statement under the captions “Special Factors – Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired: The information set forth in the Proxy Statement under the caption “Special Factors – Certain Effects of the Reverse Stock Split Proposal on the Company’s Shareholders” is incorporated herein by reference.

(c) Plans: The information set forth in the Proxy Statement under the caption “Special Factors – Certain Effects of the Reverse Stock Split on the Company’s Shareholders” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects of the Reverse Stock Split

(a) Purposes: the information set forth in the Proxy Statement under the caption “Special Factors – Purpose and Reasons for the Reverse Stock Split” is incorporated herein by reference.

(b) Alternatives: The information set forth in the Proxy Statement under the caption “Special Factors – Alternatives Considered” is incorporated herein by reference.

(c) Reasons: The information set forth in the Proxy Statement under the caption “Special Factors – Purpose and Reasons for the Reverse Stock Split” is incorporated herein by reference.

(d) Effects: The information set forth in the Proxy Statement under the caption “Special Factors – Certain Effects of the Reverse Stock Split on the Company’s Shareholders” is incorporated herein by reference.

Item 8. Fairness of the Transaction

(a) Fairness: The information set forth in the Proxy Statement under the caption “Special Factors – Fairness of the Reverse Stock Split” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness: The information set forth in the Proxy Statement under the caption “Special Factors – Fairness of the Reverse Stock Split – Substantive Fairness Discussion” is incorporated herein by reference.

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(c) Approval of Security Holders: The information set forth in the Proxy Statement under the caption “Proposal 1 – Amendment to the Company’s Articles of Incorporation to Effect a 1 for 833 Reverse Stock Split – Vote Required” is incorporated herein by reference.

(d) Unaffiliated Representative: The information set forth in the Proxy Statement under the caption “Special Factors – Third Party Valuation Report” is incorporated herein by reference.

(e) Approval of Directors: The information set forth in the Proxy Statement under the caption “Special Factors—Board Deliberations” is incorporated herein by reference.

(f) Other Offers: Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal: The information set forth in the Proxy Statement under the caption “Special Factors – Third Party Valuation Report” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal: The information set forth in the Proxy Statement under the caption “Special Factors – Third Party Valuation Report” is incorporated herein by reference.

(c) Availability of Documents: The information set forth in the Proxy Statement under the caption “Special Factors – Third Party Valuation Report” is incorporated herein by reference. The third party independent valuation report from Brinig and Company, the Company’s financial advisor is attached as Attachment B to the Proxy Statement. The Company will also make the valuation report available for inspection and copying at the Company’s principal executive offices during its regular business hours by any interested shareholder of the Company or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a) Source of Funds: The information set forth in the Proxy Statement under the caption “Proposal 1 – Amendment of the Company’s Articles of Incorporation to Effect a 1 for 833 Reverse Stock Split – Source and Amounts of Funds or Other Consideration; Expenses of Transaction” is incorporated herein by reference.

(b) Conditions: Not applicable.

(c) Expenses: The information set forth in the Proxy Statement under the caption “Proposal 1 – Amendment to the Company’s Articles of Incorporation to Effect a 1 for 833 Reverse Stock Split – Source and Amount of Funds or Other Consideration; Expenses of Transaction” is incorporated herein by reference.

(d) Borrowed Funds: Not applicable.

Item 11. Interest in Securities of the Subject Company

(a) Security Ownership: The information set forth in the Proxy Statement under the caption “Security Holdings of Certain Stockholders, Management and Nominees” is incorporated herein by reference.

(b) Security Transactions: The information set forth in the Proxy Statement under the caption “Executive and Director – Securities Transactions” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in Going-Private Transaction. The information set forth in the Proxy Statement under the caption “Special Factors – Potential Conflicts of interest of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

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(e) Recommendations of Others. The information set forth in the proxy Statement under the captions “Special Factors – Board Deliberations” and “Proposal 1 – Amendment to the Company’s Articles of Incorporation to Effect a 1 for 833 Reverse Stock Split – General” is incorporated herein by reference.

Item 13. Financial Statements

(a) Financial Information: The information set forth in the proxy Statement under the captions “Where You can Find More Information” and “Documents Incorporated by Reference” is incorporated herein by reference.

(b) Pro-Forma Information: The information set forth in the Proxy Statement under the caption “Information About the Company – Pro-Forma Consolidated Financial Statements (Unaudited)” is incorporated herein by reference.

Item 14. Persons/Assets. Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations: the information set forth in the Proxy Statement under the caption “General information About the Annual Meeting – Solicitation of Proxies” is incorporated herein by reference.

(b) Employees and Corporate Assets: The information set forth in the Proxy Statement under the caption “General information About the Annual Meeting – Solicitation of Proxies” is incorporated herein by reference.

Item 15. Additional Information

(b) Golden Parachute Information. The information set forth in the Proxy Statement under the caption “Executive and Director Compensation – Employment Agreement with Christine Koenemann,” “Executive and Director Compensation – Employment Agreement with Dr. Lawrence Parker,” and “Executive Compensation – Employment Agreement with Richard Forsyth” is incorporated herein by reference.

(c) Other Material Information. The information contained in the Proxy Statement, including all attachment thereto, is incorporated herein by reference.

Item 16. Exhibits

The following documents are being filed as exhibits to this Schedule 13E-3:

(a) Notice of Meeting and Preliminary Proxy Statement of the Company, including all annexes and the proxy card attached (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on May 23, 2013).

(b) Not applicable.

(c) Valuation Report from Brinig and Company dated May 6, 2013 (incorporated herein by reference to Attachment B of the Company’s Schedule 14A filed with the SEC on May 23, 2013).

(d) Not applicable.

(f) Not applicable

(g) Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

WESTBRIDGE RESEARCH GROUP

By: /s/ Christine Koenemann________
Name: Christine Koenemann
Title: President

Dated:     May 23, 2013

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EXHIBIT INDEX

Exhibit No.	Description

(a)	Notice of Meeting and Preliminary Proxy Statement of the Company, including all annexes and the proxy card attached thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on May 23, 2013).

(c)	Valuation Report from Brining and Company dated May 6, 2013 (incorporated herein by reference to Attachment B of the Company’s Schedule 14A filed with the SEC on May 23, 2013)

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